United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: SHUTTERFLY, INC.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

MARATHON PARTNERS INTENDS TO VOTE IN FAVOR OF 2015 EQUITY INCENTIVE
PLAN AT UPCOMING SHUTTERFLY SPECIAL MEETING

Believes 2015 Plan is Critical to Attract and Retain Shutterfly Employees, Including a Talented CEO to Succeed Jeff Housenbold

NEW YORK, NY – December 10, 2015 – Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”), a shareholder of Shutterfly, Inc. (“Shutterfly” or the “Company”)(NASDAQ:SFLY), today announced its intention to vote its shares in favor of the Company’s 2015 Equity Incentive Plan (the “2015 Plan”) at the upcoming special meeting of shareholders scheduled to be held on December 18, 2015 (the “Special Meeting”), which would authorize the issuance of 1.4 million new shares of common stock for employee equity grants.  Earlier this year, two of Marathon Partners’ representatives, Mario Cibelli and Tom Hughes, were elected to the Company’s Board of Directors (the “Board”) in a successful proxy contest at the 2015 annual meeting of shareholders held in June (the “2015 Annual Meeting”). The reconstituted Board, including Messrs. Cibelli and Hughes, unanimously approved the 2015 Plan. According to Shutterfly’s proxy materials for the Special Meeting, approval of the 2015 Plan, which will replace the Company’s 2006 Equity Incentive Plan, is necessary to continue its company-wide equity compensation program through the second quarter of 2017. The Company further stated that equity grants are a critical component of employee compensation in the highly competitive technology industry in Silicon Valley where Shutterfly operates and that the purpose of the 2015 Plan is to retain, attract and motivate key employees.

Commenting on Marathon Partners’ intention to vote its shares in favor of the 2015 Plan at the Special Meeting, Mario Cibelli, Managing Member of Marathon Partners, stated: “Since the election of Tom Hughes and I to the Board at the 2015 Annual Meeting, we believe the Board has made solid progress on several important fronts. To continue this progress and enable Shutterfly to operate without interruption, we believe approval of the 2015 Plan is crucial. We believe the issuance of the new shares under the plan is a critical component necessary to attract and retain talented employees, including a highly qualified CEO to succeed Jeff Housenbold.”

Continued Cibelli: “Having brought my owner’s mentality to the Board, I have been pleased with the headway that has been made so far. I am very focused on helping to find the right set of metrics and equity instruments that will incentivize the next CEO to drive shareholder value.  While there is clearly more work to be done, I am confident that the Board and the Company are headed in the right direction and that approval of the 2015 Plan is the next critical step towards strengthening results and improving shareholder returns. Importantly, it will also allow Shutterfly to attract another talented CEO to lead the Company through the next phase of its life.”

Concluded Cibelli: “I would like to take this opportunity to thank the shareholders of Shutterfly who have supported Marathon Partners over the past six months.  Our collective efforts have given us all a voice in the future of this great company and wonderful brand.  I would also like to thank all of the employees from Shutterfly’s portfolio of brands for their hard work and dedication this busy holiday season. Without their efforts, Shutterfly would not be the leader that it is today.  Lastly, I would like to encourage you all to place your orders as soon as possible for your holiday greeting cards and personalized gifts from Shutterfly.com.”

Mario Cibelli
Marathon Partners Equity Management, LLC
212-490-4400

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent.  The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.